FORM 51-102F3

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.
2303 West 41st Avenue
Vancouver, BC, V6M 2A3

Item 2: Date of Material Change:

March 7, 2011

Item 3: News Release:

A news release dated & issued on March 7, 2011 was disseminated through Canada News Wire.

Item 4: Summary of Material Change:

Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) and Alto Ventures Ltd. (“ATV”) announce significant increases in contained ounces for the Destiny Gold projects, DAC gold deposit, and the filing of a NI 43-101 Report, including a new mineral resource estimate for the DAC gold deposit..

Item 5: Full Description of Material Change:

See the full news release dated March 7, 2011, attached hereto.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Linda Holmes, Corporate Secretary
Telephone: 250-404-0310 Facsimile: 604-685-6550

Item 9: Date of Report

March 7, 2011